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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

MDI ENTERTAINMENT, INC.
(Name of Subject Company)

MDI ENTERTAINMENT, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

55268S109
(CUSIP Number of Class of Securities)

Steven M. Saferin
Chief Executive Officer and President
MDI Entertainment, Inc.
201 Ann Street
Hartford, Connecticut 06103
(860) 527-5359
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY 10017
(212) 935-3000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by MDI Entertainment, Inc. on November 26, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Item 3 is amended and supplemented by deleting the first paragraph of the subsection entitled "Effects of the Offer and the Merger under the Company's Option Plans and Certain Other Agreements Between the Company and its Directors and Executive Officers—Severance Arrangements" and inserting the following in its place:

          Pursuant to an employment agreement (the "Przysiecki Employment Agreement") dated April 30, 1996, as amended, by and between Media Drop-In Productions, Inc. ("MDIP"), Kenneth Przysiecki and Steven Saferin, upon a change of the majority ownership of MDIP, Mr. Przysiecki shall be entitled to receive as severance pay an amount equal to one year of Mr. Przysiecki's current base salary (currently $165,000), plus any incentive compensation earned by Mr. Przysiecki prior to the date of the change in majority ownership. In addition, pursuant to Section 4(b)(ii) of the agreement, in the event that during the term of Mr. Przysiecki's employment, there occurs either (i) a sale of all or substantially all of the assets of MDIP (an "Asset Sale"), (ii) the sale by Mr. Saferin of more than one-half of all of the capital stock owned by Mr. Saferin in MDIP, or (iii) a merger or consolidation to which MDIP is a party with a party other than another entity controlled by Mr. Saferin, then Mr. Przysiecki shall be entitled to an additional bonus in an amount equal to either (X) five percent (5%) of the gross cash consideration received by MDIP in any Asset Sale or (Y) in the event of a transaction described in (ii) or (iii) above, five percent (5%) of the cash consideration received by Mr. Saferin in connection with the transaction. Following consummation of the sale of Mr. Saferin's shares under the Stock Purchase Agreement, Mr. Przysiecki would be entitled to $270,799 pursuant to such Section 4(b)(ii) of the Przysiecki Employment Agreement. The summary and description of the severance provisions of the Przysiecki Employment Agreement are qualified in their entirety by reference to the Przysiecki Employment Agreement, which has been filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Item 4. The Solicitation or Recommendation

        Item 4 is amended and supplemented by deleting the first paragraph of the subsection entitled "Background of the Offer and the Merger" and inserting the following in its place:

          The following information was prepared by Parent, the Purchaser and the Company. Information about the Purchaser and Parent was provided by the Parent and Scientific Games Corporation ("Scientific Games"), the parent corporation of Parent. Although the Company has no knowledge that any statement contained in this Schedule 14D-9 based on such documents and records is untrue, the Company has not independently verified the accuracy or completeness of such statements. The Company cannot assure you as to the accuracy or completeness of the information concerning Purchaser and Parent contained in the documents and records of Purchaser and Parent and cannot assure you that there has not been a failure by the Parent or Purchaser to disclose events which occurred or which may occur which may affect the significance or accuracy of such information, but which, in each case, are unknown to the Company.

        Item 4 is further amended and supplemented by deleting the third paragraph of the subsection entitled "Background of the Offer and the Merger" and inserting the following in its place:

          In the summer of 2001, Lorne Weil, Chairman, President and Chief Executive Officer of Scientific Games, and Steven M. Saferin, the President, Chief Executive Officer and a director of the Company, had a series of conversations and meetings to discuss potential expansion of the relationship between their respective companies, including a possible business combination between the two companies. Mr. Weil and Mr. Saferin discussed the companies' histories, relevant operational issues, stockholder bases and key employees. Mr. Weil discussed a proposal pursuant to which Scientific Games would be willing to acquire the Company's stock. No specific terms were discussed other than that any transaction would most likely be a stock deal and the Scientific Games would want to acquire all of MDI.

        Item 4 is further amended and supplemented by deleting the ninth paragraph of the subsection entitled "Background of the Offer and the Merger" and inserting the following in its place:

          On February 22, 2002, the Company Board met at the Company's offices in Fort Worth, Texas to discuss a possible transaction with Scientific Games. At the meeting, Kenneth Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., the Company's legal counsel, made a presentation to the Company Board regarding the directors' duties and responsibilities in considering a potential transaction with Scientific Games. Following Mr. Koch's presentation, the Company Board discussed the year-end financial statements and projections for 2002 and beyond. Marc Cooper of Peter J. Solomon made a presentation to the Company Board regarding possible transaction structures with Scientific Games. Mr. Saferin then outlined advantages and disadvantages of a transaction with Scientific Games. There was also a discussion relating to the use of contingent value rights as part of the consideration to be received in the proposed transaction. Possible transaction structures included a merger (stock-for-stock or stock-for-cash) or negotiated tender offer followed by second-step merger. There was also a discussion of contingent value rights as part of the consideration in the various transaction structures. Advantages of the transaction with Scientific Games were the potential upside in Scientific Games' stock, liquidity, creation of an exit strategy for MDI stockholders, strategic value, the risk of Scientific Games competing with MDI and the inherent risks and volatility in MDI's business. Disadvantages were that the consideration price per share was below the then current market price for MDI's common stock, but not below its historical average price.

        Item 4 is further amended and supplemented by adding the following paragraph after the tenth paragraph of the subsection entitled "Background of the Offer and the Merger":

          Prior to February 2002, the parties discussed a potential transaction based on a base price per share of $1.50, plus some form of contingent value right, the exact form and value of which were to be negotiated. The proposal evaluated by the MDI Board on February 24, 2002, was based on $1.60 in stock of Scientific Games stock and $0.90 in a contingent value right which was dependent on the value of Scientific Games' stock over a specific period of time. The increase in price of $2.10 reflected the increase from $1.60 in stock value from such proposal and the elimination of the contingent value rights as part of the proposed consideration.

        Item 4 is further amended and supplemented by adding the following paragraph after the fifty-fourth paragraph and before the final paragraph of the subsection entitled "Background of the Offer and the Merger":

          In response to comments received by the Parent from the Securities Exchange Commission, the Parent, the Purchaser and the Company executed the First Amendment to Agreement and Plan of Merger on December 13, 2002 (the "First Merger Agreement Amendment"). The First

  Merger Agreement Amendment amends language related to the Offer Conditions (Appendix I of the Merger Agreement).

        Item 4 is further amended and supplemented by deleting the fourth paragraph of the subsection entitled "Reasons for the Board's Recommendations; Factors Considered" and inserting the following in its place:

          In the view of the Board, these provisions were significant in ensuring that Purchaser would not take any inappropriate actions with respect to the Company's rights and obligations under the Merger Agreement because of its ownership of Company stock and its control of the Board after the consummation of the Offer. The Board has not currently determined which Independent Directors of the Company will be retained subsequent to the consummation of the Offer. Such determination will be made by the Board after consultation with Parent.

        Item 4 is further amended and supplemented by deleting the paragraph of the subsection entitled "Intent to Tender" and inserting the following in its place:

          To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all shares of Common Stock held of record or beneficially owned by them pursuant to the Offer. Pursuant to the Stock Purchase Agreement, Steven M. Saferin, the Company's Chief Executive Officer, President and a director, agreed to sell his Shares within five business days after the closing of the Offer, representing approximately 32% of the outstanding Shares. Mr. Saferin's shares, together with that of the other executive officers and directors who have indicated their intention to tender, would represent approximately 42% of the outstanding Shares of Common Stock after adjustment to reflect the exercise of options owned by them.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

        Item 5 is amended and supplemented by deleting the first paragraph in this section and inserting the following in its place:

          The Board retained Peter J. Solomon Company to render an opinion as to the fairness to the holders of the Common Stock, from a financial point of view, as to the consideration to be received by the holders of the Common Stock in the Offer and the Merger. Peter J. Solomon has consented to the disclosure herein relating to its opinion and the inclusion of such opinion in its entirety as Annex A to this Schedule 14D-9.

Item 9. Exhibits.

        Item 9 is amended and supplemented by replacing exhibit no. (a)(2) and Annex A with the following exhibit:

Exhibit No.	Description
(a)(2)	Opinion of Peter J. Solomon Company Limited, as amended, dated as of November 19, 2002 (included as Annex A to this Schedule 14D-9)

        Item 9 is hereby supplemented by adding the following additional exhibits:

Exhibit No.	Description
(a)(5)	Form of letter and Option Election, dated December 13, 2002 delivered to option holders of the Company
(a)(6)	Form of letter and Warrant Election, dated December 13, 2002, delivered to warrant holders of the Company

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MDI ENTERTAINMENT, INC.
By:	/s/ STEVEN M. SAFERIN Name: Steven M. Saferin Title: President and Chief Executive Officer

Dated: December 13, 2002

ANNEX A

        November 19, 2002

Board of Directors
MDI Entertainment, Inc.
201 Ann Street
Hartford, CT 06103

Ladies and Gentlemen:

        You have asked us to advise you with respect to the fairness to the holders of Common Stock, par value $0.001 per share ("Company Common Stock"), of MDI Entertainment, Inc. (the "Company") from a financial point of view of the consideration proposed to be received by the holders of Company Common Stock pursuant to the terms of the Agreement and Plan of Merger, dated November 19, 2002 (the "Agreement"), by and among the Company, Scientific Games International, Inc. ("SciGames") and Blue Suede Acquisition Corp. ("Merger Sub").

        On October 1, 2002, Peter J. Solomon Company ("PJSC") provided the Board of Directors of the Company with its opinion as to the fairness to the holders of Company Common Stock from a financial point of view of the consideration to be paid to such holders in a substantially similar transaction among the Company, SciGames and Merger Sub. From the date of that opinion until the date hereof, PJSC has updated its analysis to reflect the final terms of the Agreement and the revised 2002 and 2003 financial projections for the Company as provided by Company management.

        We understand that the Agreement provides for a tender offer and merger (together, the "Transactions") in which Merger Sub will commence a tender offer to purchase all of the issued and outstanding shares of Company Common Stock for $1.60 per share in cash (such price, or any higher price per share paid in the tender offer, is referred to herein as the "Offer Price") and, thereafter, on the terms and subject to the conditions set forth in the Agreement, Merger Sub will be merged with and into the Company (the "Merger"), the Company will become a wholly-owned subsidiary of SciGames, and each issued and outstanding share of Company Common Stock (subject to limited exceptions) will be converted into and represent the right to receive the Offer Price in cash.

        For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of the Company;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

          (iii) reviewed certain financial projections for the Company prepared by the management of the Company;

          (iv) discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

          (v) compared the financial performance and condition of the Company and the reported prices and trading activity of Company Common Stock with that of certain other comparable publicly traded companies;

          (vi) reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Transaction;

          (vii) participated in certain discussions among representatives of each of SciGames and the Company;

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          (viii) contacted other potential acquirers of the Company;

          (ix) reviewed a draft of the Agreement; and

          (x) performed such other analyses as we have deemed appropriate.

        We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial projections we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, November 18, 2002.

        We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction. For purposes of rendering this opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party to the Agreement and all related documents are true and correct, that each party to such documents will perform all of the covenants and agreements required to be performed by such party thereunder and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof.

        We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion and a portion which is contingent upon consummation of the Transaction.

        This letter is for the information of the Board of Directors of the Company and is not on behalf of and is not intended to confer rights or remedies upon any other entity or persons, and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Transaction. This letter does not constitute a recommendation to any holder of Company Common Stock as to whether or not any such holder should tender his or her shares of Company Common Stock in the tender offer or how any such holder should vote on the Merger.

        We are not expressing any opinion herein as to the prices at which the Company Common Stock will trade following the announcement of the Transaction. In addition, the opinion does not address the Company's underlying business decision to undertake the Transaction.

        Based on, and subject to, the foregoing, and other matters as we consider relevant, we are of the opinion that on the date hereof, the consideration to be received by the holders of Company Common Stock in connection with the Transaction is fair from a financial point of view to the holders of Company Common Stock.

Very truly yours,
/s/ PETER J. SOLOMON COMPANY LIMITED
PETER J. SOLOMON COMPANY LIMITED

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  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 9. Exhibits.
SIGNATURE
ANNEX A